3/27/02

UF 8-28-02

02023436

UNITED STATES
AND EXCHANGE COMMISSION
/ashington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 2 7 2002 WASH. D.C. 164 SECTION

SEC FILE NUMBER
8- 44710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING: **July 1, 2001** (MM/DD/YY) AND ENDING **June 30, 2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Signature

OFFICIAL USE ONLY
FIRM ID. NO.

CFM Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Title

1035 37th Avenue Court
(No. and Street)

Greeley	**CO**	**80634**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Premer **(970) 352-8440**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anderson & Whitney, P.C.
(Name — *if individual, state last, first, middle name*)

5801 West 11th Street, Suite 300	**Greeley**	**CO**	**80634-4813**
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 3 2002
P
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Premer ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFM Securities, Inc. ____, as of June 30 ______________________, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____

____

Subscribed and sworn to before me
this [illegible] day of Aug., 2002
in the county of Weld,
state of Colorado.

VICKI JO YOUNG
NOTARY PUBLIC
STATE OF COLORADO
MY COMMISSION EXPIRES 08/20/2006

____
Notary Public

____
Signature

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Structure.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

ANDERSON & WHITNEY

A Professional Corporation of
Certified Public Accountants

Independent Auditors' Report

To the Stockholder
CFM Securities, Inc.
Greeley, Colorado

We have audited the accompanying statements of financial condition of CFM Securities, Inc. as of June 30, 2002 and 2001 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFM Securities Inc. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information section, presented for the purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson & Whitney, P.C.

July 16, 2002

5801 West 11th Street • Suite 300
Greeley, Colorado 80634-4813

(970) 352-7990
FAX (970) 352-1855

CFM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30	2002	2001
ASSETS		
Cash and Cash equivalents	$ 1,113	$ 969
Certificate of Deposit	7,702	8,255
Receivable from Parent Company	65,762	58,200
TOTAL ASSETS	$ 74,577	$ 67,424
LIABILITIES		
Income Taxes Payable	$ 1,664	$ 1,587
Total Liabilities	1,664	1,587
STOCKHOLDER'S EQUITY		
Common Stock, par value 1 cent per share; authorized 50,000 shares, issued and outstanding, 1,000 shares	10	10
Additional Paid-In Capital	5,090	5,090
Retained Earnings	67,813	60,737
Total Stockholder's Equity	72,913	65,837
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 74,577	$ 67,424

See Accompanying Notes to Financial Statements.

CFM SECURITIES, INC.

STATEMENTS OF INCOME

Years Ended June 30	2002	2001
Revenue:		
Commissions	$ 187,112	$ 275,636
Interest	346	487
Total Revenues	187,458	276,123
Expenses:		
Service expenses	159,501	217,554
Commissions	19,217	50,632
Total Expenses	178,718	268,186
Income Before Income Taxes	8,740	7,937
Income Taxes	1,664	1,587
Net Income	$ 7,076	$ 6,350

See Accompanying Notes to Financial Statements.

CFM SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended June 30, 2001 and 2002	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, July 1, 2000	$ 10	$ 5,090	$ 54,387	$ 59,487
Net income for the year ended June 30, 2001	-	-	6,350	6,350
Balance, June 30, 2001	10	5,090	60,737	65,837
Net income for the year ended June 30, 2002	-	-	7,076	7,076
Balance, June 30, 2002	$ 10	$ 5,090	$ 67,813	$ 72,913

See Accompanying Notes to Financial Statements.

CFM SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years Ended June 30	2002	2001
Cash Flows from Operating Activities:		
Commissions received from brokers and dealers	$ 187,112	$ 275,636
Cash paid for service fees and other expenses	(186,280)	(280,199)
Interest received	144	55
Income taxes paid	(1,587)	(1,433)
Net Cash Used by Operating Activities	(611)	(5,941)
Cash Flows from Investing Activities:		
Purchase of certificates of deposit	(7,500)	-
Redemption of certificates of deposit	8,255	-
Net Cash Provided by Investing Activities	755	-
Cash Flows from Financing Activities:	-	-
Net Increase (Decrease) in Cash	144	(5,941)
Cash and Cash Equivalents, Beginning of Year	969	6,910
Cash and Cash Equivalents, End of Year	$ 1,113	$ 969

Reconciliation of Net Income to Net Cash Provided (Used) by Operating Activities:		
Net income	$ 7,076	$ 6,350
Interest added to certificate of deposit	(202)	(432)
Changes in assets and liabilities:		
Increase in:		
Receivables from parent company	(7,562)	(12,013)
Increase in:		
Income taxes payable	77	154
Net Cash Used by Operating Activities	$ (611)	$ (5,941)

See Accompanying Notes to Financial Statements.

NOTE 1 - Summary of Significant Accounting Policies:

The accounting and reporting policies of CFM Securities, Inc. (the Company), conform to accounting principles generally accepted in the United States. The following summary of significant accounting policies is presented to assist the reader in evaluating the Company's financial statements.

Description of Business:
The Company was organized in March 1992 and is in the business of selling securities for a commission. The Company is a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado corporation engaged in the financial planning business. The Company is a dealer in mutual funds and variable annuities only and promptly transmits all funds and delivers all securities received in connection with its activities and does not hold funds or securities for, or owe money or securities to, customers. Customers will make their investments directly payable to the appropriate registered investment companies or insurance companies.

Cash and Cash Equivalents:
For purposes of the statements of cash flows, cash equivalents include bank accounts with original maturities of three months or less.

Revenue Recognition:
Customers' securities transactions with related commission income and expenses are recorded on a trade date basis.

Income Taxes:
For income tax purposes, the Company files a consolidated income tax return with its parent. These financial statements reflect income taxes on its share of consolidated taxable income.

Use of Estimates:
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenue and expenses. Accordingly, actual results could differ from estimates.

NOTE 2 - Related Party Transactions:

The Company has entered into a service agreement with its parent company that requires payment of 95% of the Company's gross profits for services performed by the parent company. These services include managerial and clerical support including such duties as management, research, client services, bookkeeping, typing, copying, word processing, and other related duties. Under the agreement, the parent company is required to supply adequate office space, pay all expenses of the securities business including, without limitation to, payment of fees required by the Securities and Exchange Commission and the National Association of Securities Dealers.

Total service fees paid to the parent company were $159,501 and $217,554 for the years ended June 30, 2002 and 2001, respectively.

At June 30, 2002 and 2001, there was $65,762 and $58,200, respectively, due from the parent company. This balance is noninterest bearing and payable on demand.

NOTE 3 - Certificate of Deposit:

The certificate, issued in 2001, bears interest at 3.55% and matures in October 2002. Penalties are charged for early withdrawal.

NOTE 4 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(3)) that requires the maintenance of $5,000 in minimum net capital. Net capital may fluctuate on a daily basis. At June 30, 2002 and 2001, the Company had net capital of $7,151 and $7,637, respectively.

SUPPLEMENTARY INFORMATION

ANDERSON & WHITNEY

A Professional Corporation of
Certified Public Accountants

Independent Auditors' Report on Internal Control Structure

To the Stockholder
CFM Securities, Inc.
Greeley, Colorado

In planning and performing our audits of the financial statements of CFM Securities, Inc. for the years ended June 30, 2002 and 2001, we considered its internal control structure. This consideration was done in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g). These objectives address making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph. In addition, management must assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition. In addition, transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5801 West 11th Street • Suite 300
Greeley, Colorado 80634-4813

(970) 352-7990
FAX (970) 352-1855

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal controls does not reduce to a relatively low level the risk that material errors or irregularities may occur and not be detected within a timely period by employees performing their assigned functions. However, we noted no matters involving internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations. Those practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 and 2001.

This report is intended solely for the information of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be used by anyone other than these specified parties.

Anderson + Whitney P.C.

July 16, 2002

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CFM Securities, Inc. as of June 30, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 72,913	3480
2.	Deduct ownership equity not allowable for Net Capital (19)			(—)	3490
3.	Total ownership equity qualified for Net Capital			72,913	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			—	3520
	B. Other (deductions) or allowable credits (List)			—	3525
5.	Total capital and allowable subordinated liabilities			$ 72,913	3530
6.	Deductions and/or charges: (17)				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 65,762	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(65,762)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions (20)			$ 7,151	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities (19)		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 7,151	3750

OMIT PENNIES

Nonallowable assets (line 3540):
Receivable from parent company $ 65,762

Explanatory Note:

The Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 was not included as the Company is exempt from such under provisions of Rule 15c3-3.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CFM Securities, Inc. as of June 30, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	111	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	2,151	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) ▼22	$	6,985	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition			$	1,664	3790
17.	Add:					
	A. Drafts for immediate credit ▼21	$	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
	c. Other unrecorded amounts (List)	$	3820	$	—	3830
19.	Total aggregate indebtedness			$	1,664	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	23	3650
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ▼23	$	N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25.	Excess net capital (line 10 less 24)	$	N/A	3910
26.	Net capital in excess of:			
26.	5% of combined aggregate debit items or $120,000	$	N/A	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

CFM SECURITIES, INC.

Reconciliation of Audited and Unaudited
Computation of Net Capital Pursuant to Rule 15c3-1

June 30, 2002

No differences exist between the net capital as reported in the Company's Part IIA (Unaudited) Focus Report and the net capital as reported in the accompanying audited financial statements.

CFM SECURITIES, INC.

FINANCIAL STATEMENTS

Year Ended June 30, 2002

Anderson & Whitney